Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address jgallant@graubard.com

September 27, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Todd K. Schiffman
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Collabrium Japan Acquisition Corporation Registration Statement on Form F-1 Filed September 7, 2012 File No. 333-183775

Dear Mr. Schiffman:

On behalf of Collabrium Japan Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated September 21, 2012, relating to the above-captioned Registration Statement on Form F-1 (“Registration Statement”).  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Exhibit Index

Exhibit 5.1, page II-6

1.	Counsel’s legality opinion does not appear to cover the “Representative’s Units.” Please advise or revise.

We have re-filed the legality opinion as Exhibit 5.1 with the Registration Statement to cover the “Representative’s Units” as requested.

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Securities and Exchange Commission

September 27, 2012

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc:           Mr. Koji Fusa